
CROSSNET™
FOUR SQUARE
MEETS VOLLEYBALL
WWW.CROSSNETGAME.COM
CROSSNETGAME

Michael Delpapa · 2nd

Co-Founder at CROSSNET LLC | Forbes 30 under 30

San Diego, California, United States · Contact info

500+ connections

2 mutual connections: Stephanie Gripne and Justin Renfro

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CROSSNET

Northeastern University

Activity

4,158 followers

Michael Delpapa posted this • 3w

CROSSNET is starting a $2M Series A Fundraise through crowdfunding on Wefunder . You can invest here: wefunder.com/crossnet ...show more



Invest in CROSSNET: CROSSNET is the Fastest Growing Backyard Game in History 🏐 🚀

wefunder.com • 2 min read

27 — 4 comments

Michael Delpapa reshared a post • 3w

Michael Delpapa commented on a post • 3w

Let's go!

81 — 16 comments

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Experience

CROSSNET
Self-employed · 5 yrs 4 mos

- **Co-Founder**
  May 2017 - Present · 5 yrs 4 mos
  Miami, Florida, United States

  crossnetgame.com

- **Head Of Product Development**
  Nov 2021 - Present · 10 mos
  United States

- **Chief Operating Officer**
  Jun 2017 - Nov 2021 · 4 yrs 6 mos
  Miami, Florida, United States

Owner
Ivy LLC · Self-employed
Dec 2020 - Present · 1 yr 9 mos
Connecticut, United States

Connecticut Commercial Real Estate

Mechanical Engineer
Lennox-Gentle Automation
Nov 2019 - Feb 2020 · 4 mos
Denver, Colorado

Automation Engineer
Flex
Sep 2018 - Dec 2018 · 4 mos
Manchester, Connecticut

Mechanical Engineer
Clear Automation, LLC
Jan 2018 - Sep 2018 · 9 mos
Southington, Connecticut

Show all 8 experiences →

Education

Northeastern University
Master's Degree, Mechanical Engineering

Mechatronics concentration

Northeastern University
Bachelor's Degree, Mechanical Engineering
Activities and societies: Sigma Phi Epsilon Fraternity, Pi Tau Sigma Honor Society

Licenses & certifications

CSWA SolidWorks Associate Academic Exam

SolidWorks
Issued May 2015 · No Expiration Date

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Volunteering

Baseball Coach
Mission Hill Little League
May 2014 - May 2017 · 3 yrs 1 mo
Children

Skills

Mechanical Engineering
19 endorsements

SolidWorks
Endorsed by 2 colleagues at CROSSNET
17 endorsements

Machine Design
14 endorsements

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Languages

English
Native or bilingual proficiency

German
Limited working proficiency

Organizations

Pi Tau Sigma Mechanical Engineering Honor Society
Treasurer · Sep 2016 - Present
Associated with Northeastern University

Sigma Phi Epsilon Fraternity
Sep 2012 - Present
Associated with Northeastern University

Interests

Influencers Companies Groups Schools

Mike Bloomberg · 3rd
Entrepreneur, philanthropist, UN Secretary-General's Special Envoy for Climate Ambition & Solutions, WHO Global Ambassador for Noncommunicable Diseases and Injuries, mayor of NYC, father, grandfather, and data nerd.
2,570,214 followers

Ray Dalio · 3rd
Founder, Co-Chief Investment Officer, and Member of the Bridgewater Board
2,486,204 followers

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